UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

1

Quarterly Business Review by Management for the

Quarter Ended September 30, 2018

2

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	September 30,	March 31,
	2018	2018
	(Unaudited)	(Audited)
ASSETS	$	$
Current assets
Cash and cash equivalents	467,540	418,507
Accounts receivable, net	47,093	38,463
Investment tax credits receivable	38,625	131,220
Other tax credits	49,513	82,997
Prepaid expenses	8,190	25,595
	610,961	696,782
Investments	731,943	117,109
Property and equipment, net	26,665	24,334
	1,369,569	838,225
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	26,808	9,057
Accrued liabilities	20,305	19,041
Deferred revenues	80,705	60,225
	127,818	88,323
Deferred rent	—	—
Total liabilities	127,818	88,323
Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2018 and March 31, 2018.	—	—
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at September 30, 2018 and March 31, 2018.
Common shares, no par value, voting,	—	—
Unlimited authorized shares; 8,136,348 shares issued and outstanding as at September 30, 2018 and 8,136,348 as at March 31, 2018.	19,491,842	19,491,842
Additional paid-in capital	2,962,440	2,962,105
Accumulated deficit	(20,779,043)	(21,325,620)
Accumulated other comprehensive income	(433,488)	(378,425)
	1,241,752	749,902
	1,369,569	838,225

The accompanying notes are an integral part of these condensed consolidated financial statements.

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ZIM Corporation Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Six months ended September 30,2018	Six months ended September 30, 2017
	$	$	$	$
Revenues
Mobile	27,127	31,867	51,376	71,161
Software	1,828	20,137	98,963	30,563
Software maintenance and consulting	78,700	122,201	166,825	221,776
Total revenues	107,655	174,205	317,164	323,500
Operating expenses
Cost of revenues	4,789	3,808	8,139	7,386
Selling, general and administrative	176,458	182,258	295,996	345,101
Research and development	67,063	44,321	119,525	98,242
Total operating expenses	248,310	230,387	423,660	450,729
Loss from operations	(140,655)	(56,182)	(106,496)	(127,229)
Other income (expense):
Unrealized gain on equity investments	10,302	—	608,343	—
Other income	6,987	—	6,987	—
Interest income, net	2,536	4,579	5,881	8,821
Total other income	19,825	4,576	621,211	8,821
Net income (loss) before income taxes	(120,830)	(51,603)	514,715	(118,408)
Income tax benefit	12,878	23,570	31,863	42,835
Net income (loss)	(107,952)	(28,033)	546,578	(75,573)
Basic and fully diluted income (loss) per share	(0.013)	(0.003)	0.067	(0.009)
Weighted average number of shares outstanding	8,136,348	8,115,140	8,136,348	8,115,140

The accompanying notes are an integral part of these condensed consolidated financial statements

4

ZIM Corporation Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Six months ended September 30, 2018	Six months ended September 30, 2017
	$	$
OPERATING ACTIVITIES
Net loss	546,578	(75,573)
Items not involving cash:
Depreciation of property and equipment	5,031	4,401
Unrealized gain in equity securities	(608,343)	—
Stock-based compensation	335	843
Changes in operating working capital
Increase in accounts receivable	(8,630)	(19,282)
Decrease in investment tax credits receivable	126,079	124,198
Decrease in prepaid expenses	17,405	3,501
Increase in accounts payable	17,751	39,880
Increase (decrease) in accrued liabilities	1,264	3,140
Decrease in deferred revenues	20,480	(32,557)
Cash flows provided by operating activities	117,950	47,708

INVESTING ACTIVITIES
Purchase of property and equipment	(6,054)	(1,806)
Cash flows used in investing activities	(6,054)	(1,806)

FINANCING ACTIVITIES	—	—
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash	(62,863)	9,271

Increase in cash	49,033	55,173
Cash, beginning of period	418,507	419,676
Cash, end of period	467,540	474,849

The accompanying notes are an integral part of these condensed consolidated financial statements

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of September 30, 2018 has been derived from our audited consolidated financial statements for the year ended March 31, 2018. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2018 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month and six month periods ended September 30, 2018 are not necessarily indicative of the results to be expected for the full year.

2 - GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States ("US GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. To date the Company has incurred an accumulated loss of $20,779,043 and year to date cash flow from operations of $117,950. This raises significant doubt about the ability of the Company to continue as a going concern. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities and commitments when due is dependent on the Company generating revenue sufficient to fund its cash flow needs. There is no certainty that this and other strategies will be sufficient to permit the Company to continue as a going concern.

Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the classifications used in the statement of financial position. Such differences in amounts could be material.

3 – INVESTMENT AND SUBSIDIARIES

Investments and long term deposits	Original Cost	Carrying Value
CP4H	187,367	—
Equispheres	111,990	724,218
HostedBizz	1,005	—
NuvoBio	762	772
Spiderwort	7,725	7,725

On April 30, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 250,000 common shares at a price of $20,042.

On August 26, 2015, ZIM Corporation made an equity investment in Equispheres Inc. The investment consisted of the purchase of 500,000 common shares at a price of $91,948.

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Equispheres Inc. is an advanced materials company developing new technologies for the production of metallic particles for use in additive manufacturing.

In April 2017, ZIM incorporated a wholly owned subsidiary called GeneSpans Corporation. GeneSpans is focused on developing intellectual property and advancing research and development in the areas of new synthetic drugs and immunotherapies. GeneSpans’ name was changed to NuvoBio Corporation on August 25, 2017.

In January, 2016, the FASB issued Accounting Standards Update 2016-01, Financial Instruments–Overall: Recognition and Measurement of Financial Assets and Financial Liabilities (the ASU). Changes to the current GAAP model primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The accounting for other financial instruments, such as loans, investments in debt securities, and financial liabilities is largely unchanged. The classification and measurement guidance will be effective for public business entities in fiscal years beginning after December 15, 2017. The effect of the adoption of this standard is an increase in the carrying value of the Equispheres investment at September 30, 2018 of $608,343 to a value of $724,218.

On August 9, 2017, Connecting People for Health Co-operative Ltd. (CP4H) was acquired for an undisclosed amount. Various options to distribute the proceeds from the sale are being considered by the board of CP4H and will be finalized at a later date. ZIM has not recognized this transaction in its financial statements as of March 31, 2018. Once the distribution has been finalized ZIM will recognize its portion of the proceeds as a gain on the sale of assets.

On February 9, 2018, ZIM sold 100,000 shares of HostedBizz to HostedBizz, for cancellation, for gross proceeds of $60,000 Canadian dollars ($45,758 United States dollars).

On August 24, 2018, NuvoBio Corporation made an equity investment in Spiderwort Inc. The investment consisted of the purchase of a $10,000 Canadian dollar ($7,725 US dollar) convertible promissory note. The note accrues simple interest of 5% per annum and upon a future equity financing of Spiderwort Inc. in an amount greater that $3,000,000 Canadian dollars all principal and accrued interest will convert into the equity securities of the financing at a price per security equal to 80% of the equity financing price per security.

Spiderwort Inc. is an advanced materials company developing novel, plant derived, biomaterial that will offer new avenues in 3D in vitro research and in regenerative medicine.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenues expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include, without limitation, foreign exchange risk, credit risk, fair value risks and key personnel risk and the other risks set forth under “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " in this Form 6-K and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2018, as well as those discussed elsewhere in this Form 6-K and our Form 20-F. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements contained in this Form 6-K speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three-month and six-month periods ended September 30, 2017 and 2018.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

In this Item 2, references to “we”, “our”, “ZIM, “the Company” and similar terms refer to ZIM.

EXECUTIVE SUMMARY

Revenue for the quarter ended September 30, 2018 was $107,655, an decrease from $174,205 for the same period last year. The decrease in revenue resulted from decreases in our software, maintenance and consulting segments and a smaller reduction in the SMS messaging segment.

Net loss for the quarter was $107,952 as compared to a net loss of $28,033 for the quarter ended September 30, 2017. On a year-to-date basis net income was $546,578 as compared to a net loss of $75,573 for the same period in fiscal 2018. The increase in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $608,343 and is partially offset with the decreased revenue from our operating segments.

ZIM had cash and cash equivalents of $467,540 at September 30, 2018 as compared to cash and cash equivalents of $418,507 at March 31, 2018.

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BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

In fiscal 2018, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging product lines. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

In 2017, our wholly-owned subsidiary, NuvoBio signed strategic partnerships and exclusive global licensing agreements with leading drug research institutes and companies. NuvoBio is currently funding research and development projects in the following areas:

·	Implementing unique molecular interaction & analytics using supercomputing technologies to design small peptide drugs that bind to target proteins for cancer therapies; and
·	The development of bi-specific immunology therapies for the treatment of kidney cancer.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2018.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2018 COMPARED TO THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2017

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and six months ended September 30, 2018 and 2017. The information for the three months and six months ended September 30, 2018, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2018, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

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REVENUES

	Three months ended September 30, 2018	As a %	Three months ended September 30, 2017	As a %

Bulk SMS	27,127	25	31,867	18
	27,127	25	31,867	18

Software	1,828	2	20,137	12
Maintenance and consulting	78,700	73	122,201	70
	80,528	75	142,338	82

Total Revenues	107,655	100	174,205	100

	Six months ended September 30, 2018		Six months ended September 30, 2017

Bulk SMS	51,376	16	71,161	22
	51,376	16	71,161	22

Software	98,963	31	30,563	9
Maintenance and consulting	166,825	53	221,776	69
	265,788	84	252,339	78

Total Revenues	317,164	100	323,500	100

Revenue for the quarter ended September 30, 2018 was $107,655, an decrease from $174,205 for the same period last year. The decrease in revenue resulted from decreases in our software, maintenance and consulting segments and a smaller reduction in the SMS messaging segment.

Total revenues for the six months ended September 30, 2018 were $317,164 as compared to $323,500 for the six months ended September 30, 2017. The decrease in revenue resulted from decreases in our SMS messaging, maintenance and consulting segments and was partially offset by an increase in the software segment.

REVENUES ANALYSIS BY SERVICE/PRODUCT OFFERING

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $20,137 to $1,828 for the quarters ended September 30, 2018 and 2017, respectively. For the six-month periods ended September 30, 2018 and 2017, revenues increased from $30,563 to $98,963. Maintenance and consulting revenue decreased from $122,201 to $78,700 for the quarter and decreased from $221,776 to $166,825 for the six-month period. Declines in this area are mainly due to the declining economy in Brazil and subsequent decline in our business activity in Brazil.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. Going forward, ZIM will evaluate the viability of the enterprise database market and make adjustments as may be required.

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BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependent upon sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended September 30, 2018, we experienced a decrease in revenues from $31,867, for the period ended September 30, 2017, to $27,127. We experienced a year-to-date revenue decrease from $71,161 for the six months ended September 30, 2017, to $51,376 for the six months ended September 30, 2018. In general, bulk-messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2019.

OPERATING EXPENSES

	Three months ended September 30, 2018	Three months ended September 30, 2017	Period to period change
	$	$	$

Cost of revenues	4,789	3,808	981
Selling, general and administrative	176,458	182,258	(5,800)
Research and development	67,063	44,321	22,742
	248,310	230,387	17,923

	Six months ended September 30, 2018	Six months ended September 30, 2017	Period to period change
	$	$	$

Cost of revenues	8,139	7,386	753
Selling, general and administrative	295,996	345,101	(49,105)
Research and development	119,525	98,242	21,283
	423,660	450,729	(27,069)

COST OF REVENUES

	Three months ended September 30, 2018	Three months ended September 30, 2017
	$	$
Mobile
Revenues	27,127	31,867
Cost of revenues	(665)	(362)
Gross margin	26,462	31,505

Gross margin percentage	98%	99%

Software
Revenues	80,528	142,338
Cost of revenues	(4,124)	(3,446)
Gross margin	76,404	138,892

Gross margin percentage	95%	98%

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	Six months ended September 30, 2018	Six months ended September 30, 2017
	$	$
Mobile
Revenues	51,376	71,161
Cost of revenues	(1,308)	(726)
Gross margin	50,068	70,435

Gross margin percentage	97%	99%

Software
Revenues	265,788	252,339
Cost of revenues	(6,831)	(6,660)
Gross margin	258,957	245,679

Gross margin percentage	97%	97%

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended September 30, 2018 and September 30, 2017 were $176,458 and $182,258, respectively. On a year-to-date basis expenses decreased by $49,105 from $345,101 for the first half of fiscal 2017 to $295,996 for the first half of fiscal 2018. The year to date decrease in selling, general and administrative relates to a reduction in withholding taxes and workforce reductions.

STOCK-BASED COMPENSATION

For the three months ended September 30, 2018 and September 30, 2017, the Company recognized compensation expense for employees and consultants of $335 and $NIL, respectively. On a year-to-date basis, stock-based compensation increased from $NIL for the first half of fiscal 2018 to $335 for the first half of fiscal 2019. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended September 30, 2018 and 2017 were $67,063 and $44,321, respectively. On a year-to- date basis, research and development expenses increased from $98,242 for the first half of fiscal 2018 to $119,525 for the first half of fiscal 2019 and are reflective of increased investment in research and development labour.

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NET INCOME

Net loss for the quarter was $107,952 as compared to a net loss of $28,033 for the quarter ended September 30, 2017. On a year-to-date basis net income was $546,578 as compared to a net loss of $75,573 for the same period in fiscal 2018. The increase in net income is due mainly to the adoption of FASB 2016-01 and the unrealized gain on equity securities of $608,343 and is partially offset with the decreased revenue from our operating segments.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2018, ZIM had cash and cash equivalents of $467,540 and working capital of $483,143, as compared to cash and cash equivalents of $418,507 and working capital of $608,459 at March 31, 2018. This increase in cash position principally reflects receipt of investment tax credits.

Cash flows for the fiscal periods were as follows:

	Six months ended September 30, 2018	Six months ended September 30, 2017
	$	$
Cash flows used in operating activities	117,950	47,708
Cash flows used in investing activities	(6,054)	(1,806)
Cash flows provided by financing activities	—	—

At September 30, 2018, the Company had a working capital line from its principal banker for approximately $38,625 in addition to a cash and cash equivalent balance of $467,540. Management believes that these funds, together with cash from on-going operations, may not be sufficient to fund existing operations for the next 12 months. Management is currently investigating and evaluating options that may include recapitalization of the Company and pursuing other ventures of a different nature.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

None.

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ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $467,540 are comprised of $85,617 in cash and $381,923 in cash equivalents as at September 30, 2018. The cash equivalents of $381,923 at June 30, 2018 ($349,519 at March 31, 2018) are comprised of:

Held in Canada:

CIBC Wood Gundy at 1.25% - $89,692 ($116,105 CDN) – Payable on demand:

RBC Dual Currency account at variable interest – $101,777 ($131,750 CDN) – Payable on demand

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $190,456 – Payable on demand. These deposits are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	September 30, 2018	March 31, 2018

Canadian dollars	201,159	210,939
US dollars	110,808	42,374
Brazilian reals	809,558	704,236

Accounts receivable include the following amounts receivable in their source currency:

	September 30, 2018	March 31, 2018

Canadian dollars	33,617	13,396
US dollars	2,500	210
Brazilian reals	74,884	92,325

Accounts payable include the following amounts payable in their source currency:

	September 30, 2018	March 31, 2018

Canadian dollars	34,401	11,029
US dollars	42	—
Brazilian reals	772	1,670

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Accrued liabilities include the following accruals in their source currency:

	September 30, 2018	March 31, 2018

Canadian dollars	17,154	14,992
Brazilian reals	28,361	24,567

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	September 30, 2018	March 31, 2018

Canada	55%	27%
North America, excluding Canada	5%	1%
South America	40%	72%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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ITEM 3 – 2018 ANNUAL GENERAL MEETING

The Annual Meeting of Shareholders of ZIM Corporation (ZIM or the Company) was held at the offices of ZIM at 150 Isabella Street, Suite 150, Ottawa, Ontario, Canada K1S 1V7, on Thursday, September 27, 2018, beginning at 1:30 p.m. At the meeting votes were taken with regard to the following proposal:

1.	To ratify the appointment of MNP LLP as the Company’s registered public accounting firm;

Shareholders of record at the close of business on August 22, 2018, were entitled to vote at the meeting. The notice of the meeting and the accompanying management proxy circular were mailed to shareholders on or about September 5, 2018.

The duly appointed Inspectors of Election reported and certified the results of ballots cast as:

PROPOSAL 1: Ratification of the appointment of MNP LLP as the Company’s registered public accounting firm for the fiscal year ending March 31, 2019.

FOR	AGAINST	ABSTAIN
6,348,245	355	25

No other business was proposed or conducted at the meeting.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
November 12, 2018	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
November 12, 2018	/s/ John Chapman John Chapman, Chief Financial Officer

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